Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000
July 20, 2021
VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Attn:	Cara Wirth Mara Ransom

Re:	Absci Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed July 15, 2021
File No. 333-257553
Ladies and Gentlemen:
This letter is being submitted on behalf of Absci Corporation (the “Company”) in response to comments contained in the letter dated July 20, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Sean McClain, Chief Executive Officer of the Company, with respect to the Company’s submission of the Amendment No. 2 to Registration Statement on Form S-1 that was filed on July 15, 2021 (the “Registration Statement”). The Company is concurrently filing an Amendment No. 4 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.
The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Cara Wirth of the Commission.
Unaudited Pro Forma Condensed Combined Financial Information, page 88
1.Please revise to also give effect to (i) the conversion of all outstanding shares of your redeemable convertible preferred stock into common stock and (ii) the issuance of common stock upon the conversion of all outstanding principal and accrued interest on the Convertible Notes, so that the pro forma amounts presented here are similar to those shown in the pro forma columns elsewhere in the filing. Refer to Rule 11-02(b)(4) of Regulation S-X. In addition, please present the number of shares authorized, issued and outstanding on a historical and pro forma basis on the face of the pro forma balance sheet and reconcile in the footnotes between the historical and pro forma share amounts.

United States Securities and Exchange Commission
July 20, 2021

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 89-98 of the Amendment.
Exhibits
2.We note that the exclusive forum provision in your prospectus on pages 66 and 199 state that your exclusive forum provision will not apply to claims brought under the Exchange Act. However, Article VI, Section 8, of your Form of Amended and Restated Bylaws, filed as exhibit 3.4, is silent with respect to any claims that may be brought under the Exchange Act. Please revise to reconcile this inconsistency. If the exclusive forum provision does not apply to the Exchange Act, please also ensure that the exclusive forum provision in your Form of Amended and Restated Bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that since Article VI, Section 8 of the Company’s Form of Amended and Restated Bylaws provides that the Delaware courts are the exclusive forum for state law claims and the federal district courts are the exclusive forum for claims under the Securities Act, the exclusive forum provision does not apply to claims arising under the Exchange Act. The Company has included clarifying disclosure to this effect on pages 66 and 199 of the Amendment and respectfully advises the Staff that it will include disclosure similar to that in the Amendment in its future filings with the Commission to inform investors that the exclusive forum provision does not apply to any actions arising under the Exchange Act.

General
3.We are still reviewing your determination of the fair value of your share-based issuances in the supplemental letter submitted on July 19, 2021 and may have additional comments.
RESPONSE: The Company acknowledges the Staff’s comment.
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If you require additional information, please telephone the undersigned at (415) 733 6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:
cc:	Sean McClain, Absci Corporation
Kingsley Taft, Goodwin Procter LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
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